

December 5, 2011

<u>Via e-mail</u>
Mr. Osvaldo Solar Venegas
Chief Financial Officer
 Concha Y Toro Winery, Inc.
Casilla 213
Avda. Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

     Re: Concha Y Toro Winery, Inc.
            Form 20-F for the Year Ended December 31, 2010
            Filed June 30, 2011
            File No. 001-13358

Dear Mr. Venegas:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Notes to the Consolidated Financial Statements, page F-12

Note 3. First-Time Adoption of International Financial Reporting Standards (IFRS), page F-32

1.   Please tell us how you complied with the disclosure requirements to provide a reconciliation of total comprehensive income for the latest period in your most recent annual financial statements. See paragraph 24(b) of IFRS 1.

Note 34. Contingencies, restrictions and lawsuits, page F-128

2.   Please clarify how you are accounting for the Th$20,631,288 recorded for sinister inventory, sinister PP&E and expenses for cleaning, wreckage removal and repairs, specifically addressing whether any charges were taken for the damaged assets when it became clear to you damage was incurred. If not, tell us how you determined the assets maintained the ability to generate sufficient cash flows to recover their carrying values. Additionally, you state you have recorded insurance that covers these amounts which are presented as trade and other receivables. Please tell us your basis for recording these insurance proceeds as receivables and whether income was recorded for these proceeds. Clarify whether the Th$21,294,138 indemnity advance has any relationship to these receivables. Cite the authoritative guidance under IFRS that supports your accounting for and presentation of the above transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining